

April 26, 2024

Kenneth Dodgen
Chief Financial Officer
Primoris Services Corp
2300 N. Field Street, Suite 1900
Dallas, Texas 75201

   Re: Primoris Services Corp
    Form 10-K for the year ended December 31, 2023
    Filed on February 27, 2024
    File No. 001-34145

Dear Kenneth Dodgen:

  We have reviewed your filing and have the following comment(s).

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2023

Note 2 - Summary of Significant Accounting Policies, page F-12

1. We note your disclosure that in June 2023, you entered into an Accounts Receivable Securitization Facility with PNC Bank, National Association that you account for the accounts receivable sold to the banking counterparty as a sale of financial assets and derecognize the trade accounts receivable from your Consolidated Balance Sheets. We further note that you have no continuing involvement in the transferred accounts receivable, other than collection and administrative responsibilities. Given the Company's continued collection and administrative responsibilities, please further clarify whether the Company determined whether it had any servicing obligation that would result in the Company having to recognize a servicing asset or liability. Refer to ASC 860-10-25-1

Note 13 - Reportable Segments, page F-32

2. We note that you changed your reportable segments during the first quarter of 2023.

       Please tell us whether the change in reportable segments impacted your existing reporting units prior to this change. If so, please tell us whether you performed an interim goodwill impairment test related to the existing reporting units before the change. If not, explain why not. Refer to ASC 350-20-35-3C(f) and 350-20-35-45.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction